UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): September 29, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A: Common Stock, $0.001 par value

Item 8.  Certain Unregistered Sales of Equity Securities

On September 29, 2020, Contact Gold Corp. (the "Company") closed a private placement of 69,412,978 shares of common stock ("Shares") at a price per share of $0.195 for aggregate gross proceeds of approximately C$13.54 million (the "Redemption Placement"). The Redemption Placement was made under the terms of a binding letter of intent between the Company and Waterton Nevada Splitter, LLC ("Waterton Nevada"), a limited liability company, entered on August 6, 2020 (the "Waterton Letter of Intent"). Waterton Nevada is an "accredited investor" (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"). The Redemption Placement was made in reliance upon the exemption from registration requirements pursuant to Section 4(a)(2) of the U.S. Securities Act and applicable state securities law. The Shares issued in the Redemption Placement are subject to a four month and one day statutory hold period in Canada, expiring on January 30, 2021, and are deemed to be "restricted securities" under Rule 144 of the U.S. Securities Act.

The Waterton Letter of Intent was announced in a press release filed as Exhibit 15.1 to Form 1-U filed on August 6, 2020, and filed as exhibit 6.13 to Form 1-A (SEC File No. 024-11290) on August 6, 2020.

Item 9.  Other Events

On September 29, 2020, the Company closed its previously announced public offering of units for aggregate gross proceeds of C$14,774,000 (the "Offering"), pursuant to Regulation A under U.S. Securities Act, under an Offering Statement on Form 1-A/A (SEC File No. 024-11290)(the "Offering Statement") qualified by the Securities and Exchange Commission on September 24, 2020.

A copy of the final Offering Circular included in the Offering Statement can be found at http://www.contactgold.com/_resources/pdf/Contact-Gold-Form-1-A-Rule-253-Offering-Circular.pdf.

The Offering

The Offering was conducted by Cormark Securities Inc. along with its US affiliate Cormark Securities (USA) Limited (together, the "Underwriters") pursuant to which a total of 73,870,000 Units were sold at a price of $0.20 per Unit ("Offering Price"), which included the partial exercise by the Underwriters of the over-allotment option.

Each Unit consisted of one share of common stock in the capital of the Company (a "Share", and as a constituent of the Unit, a "Unit Share") and one-half of one Share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire, subject to adjustment in certain circumstances, one Share at an exercise price of C$0.27 until September 29, 2022.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, other than in respect of sales to president's list purchasers (the "President's List"), on which they received a cash commission equal to 3%. As additional consideration for the services rendered in connection with the Offering, the Company issued the Underwriters a total of 4,255,125 broker warrants of the Company (the "Broker Warrants"). Each Broker Warrant shall be exercisable to purchase, subject to adjustment in certain circumstances, one Share (a "Broker Share") at a price of $0.27 until September 29, 2022.

The Offering was conducted (A) in Canada pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated October 24, 2018 filed in all of the provinces and territories of Canada, except for Québec (the "Canadian Jurisdictions"), and (B) to the public under the Offering Statement. The securities sold pursuant to the Offering have not been approved or disapproved by the SEC, or any Canadian securities commission, nor has any such regulatory authority passed upon the accuracy or adequacy of the Prospectus Supplement or the Offering Statement.

Copies of the Prospectus Supplement are available at www.sedar.com.

Redemption of Preferred Stock

Concurrent with closing of the Offering, the Company redeemed and retired all of the issued shares of preferred stock ("Preferred Shares") in the following steps pursuant to the Waterton Letter of Intent:

i) the Company made a cash payment of C$5,000,000 from the proceeds of the Offering to redeem a portion of the Preferred Shares;

ii) the Company completed the Redemption Placement (See, Item 8, above); and

iii) the Company applied the proceeds of the Redemption Placement to redeem all of the remaining outstanding Preferred Shares (the "Redemption").

The Company intends to use the remaining net proceeds of the Offering to undertake further drilling at the Company's Green Springs and Pony Creek projects located in Nevada, for exploration on its other properties, and for general working capital purposes, as further detailed in the Offering Statement.

Related Party Transactions

Waterton Nevada is an insider of the Company and, as a result, the completion of the Redemption Placement constituted a "related party transaction" as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). In connection with the Redemption Placement, Waterton acquired 69,412,978 Shares, as further described above. Prior to the completion of the Redemption Placement, Waterton held 31,351,649 Shares representing approximately 32.16% of the issued and outstanding Shares, and 100% of the Preferred Shares. As at the date hereof, after giving effect to the Redemption Placement and the Offering, Waterton holds 100,764,627 Shares representing approximately 41.85% of the total issued and outstanding Shares, and none of the Preferred Shares. The Shares were acquired to fulfill the purposes of, and in accordance with the terms of the Binding LOI as described above, and for investment purposes. Depending on market and other conditions, or as future circumstances may dictate, Waterton may from time to time, increase or decrease their holdings of the Shares. The Redemption Placement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 in reliance upon the exemptions contained in section 5.5(b) and 5.7(1)(e), respectively, of MI 61-101. A material change report was filed in connection with the potential Redemption Placement less than 21 days in advance of the closing of the Redemption Placement, which the Company deemed reasonable in the circumstances so as to be able to complete the Redemption Placement in an expeditious manner. See, Material Change Report Filed in Canada, below.

In addition, certain directors and officers of the Company acquired an aggregate of 725,000 Units pursuant to the Offering. Participation by the directors and officers of the Company in the Offering constituted a "related party transaction" pursuant to MI 61-101, however is exempt from the formal valuation and minority shareholder approval requirements in reliance upon the exemptions contained in sections 5.5(b) and 5.7(1)(a) of MI 61-101. This material change report is being filed in connection with the insider participation in the Offering less than 21 days in advance of the closing of the Offering, as the Company could not confirm sales under the Offering until the Offering Statement had been qualified by the SEC, which occurred on September 24, 2020.

Press Release

In connection with the closing of the Offering, the Company issued a press release entitled "CONTACT GOLD CLOSES C$14.77 MILLION PUBLIC OFFERING AND RETIRES PREFERRED STOCK", a copy of which is attached hereto as Exhibit 15.1.

Material Change Report Filed in Canada

The Company filed a Material Change Report (Form 51-102F3) in Canada, which is available on SEDAR and incorporated herein by reference, a copy of which is attached hereto as Exhibit 15.2.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By: /s/ John Wenger
John Wenger, Chief Financial Officer

Date October 2, 2020

EXHIBIT INDEX

Exhibit No.	Description

15.1	Press Release
15.2	Material Change Report